Exhibit 99.1

Ferrari extends Maranello and Modena manufacturing
suspension until 3 May 2020.

Maranello, 10 April 2020 - Ferrari N.V. (“Ferrari” o la “Società”) (NYSE/MTA: RACE ) has extended the suspension of its manufacturing activity until 3 May 2020, in accordance with today’s Government announcement.

All activities that can be managed by smart working will continue regularly as in the past weeks. The Company will continue to pay days of absence for all of those unable to adopt this solution, as it has done since closure of its premises on 14 March.

This week the Company began with the introduction of “ Back on Track”, the project which at the reopening of the Maranello and Modena workplaces will guarantee the adoption of the most advanced practices for the protection of employees’ health.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number:
64060977